TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.
                            Broward Financial Centre
                        500 E. Broward Blvd., Suite 2100
                         Fort Lauderdale, FL 33394-3091


December 26, 2007


Filed via EDGAR (CIK #0000930828)
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

   Re: Templeton Russia and East European Fund, Inc. (Registrant)
       File Nos. 033-84676 and 811-08788

Ladies and Gentleman:

     On behalf of the above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw and hereby request that the Commission withdraw, Amendment No. 5 to the Registrant's Registration Statement on Form N-2 (the Amendment). The Amendment was filed on December 12, 2006 pursuant to Rule 415 under the 1933 Act for the purpose of issuing additional shares of the Registrant's common stock.

     The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors because: 1) the filing was prepared in connection with a proposed a secondary public offering of the Fund's shares of common stock which is no longer contemplated;
2) no securities were sold in connection with the offering; and 3) the filing has not yet become effective.

     If you have any questions, please contact the undersigned at (954) 847-2285 or Lori A. Weber at (954) 847-2283.

Sincerely,

Templeton Russia and East European Fund, Inc.

/s/ROBERT C. ROSSELOT

Robert C. Rosselot
Secretary